PB
3/10/15

SECUR
15046552
N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mensura Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road NW, Suite 1600
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter S. Van Nort — 404 446-2860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Road, Suite 108-381	Athens	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/13/15

OATH OR AFFIRMATION

I, Peter S. Van Nort, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mensura Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NICOLE FELDER
NOTARY PUBLIC
GWINNETT COUNTY, GEORGIA
MY COMM. EXP. 9-14-17

Signature

Principal/CFO/CCO/FinOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. SIPC not required due to revenue less than $500,000
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mensura Securities, LLC

We have audited the accompanying financial statements of Mensura Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Mensura Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mensura Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Mensura Securities, LLC's financials statements. The supplemental information is the responsibility of Mensura Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 24, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	27,165
Due from related parties		1,680
Prepaid expenses and other assets		17,017
Total current assets		45,862
FIXED ASSETS:		
Fixed assets		21,108
Less: accumulated depreciation		(12,952)
Fixed assets - net		8,156
Total Assets	$	54,018

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	14,154
Total current liabilities		14,154
MEMBER'S EQUITY		39,864
Total liabilities and member's equity	$	54,018

The accompanying notes are an integral part of these financial statements.

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE:		
Reimbursed expense income	$	11,056
Total revenue		11,056
OPERATING EXPENSES:		
Compensation and benefits		211,825
Rent		40,200
Travel		32,441
Computer and technology		25,726
Professional fees		22,345
Regulatory fees		11,171
Meals and entertainment		10,552
Telephone		6,035
Insurance		5,564
Taxes and licenses		5,182
Office		4,778
Depreciation		3,287
Due diligence		2,334
Dues and subscriptions		2,170
Conferences and promotions		1,747
Other operating expenses		285
Total operating expenses		385,642
OTHER INCOME		
Interest income		139
Total other income		139
NET LOSS	$	(374,447)

The accompanying notes are an integral part of these financial statements.

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBER'S EQUITY, JANUARY 1	$	113,311
Member contributions		301,000
Net loss		(374,447)
MEMBER'S EQUITY, DECEMBER 31	$	39,864

The accompanying notes are an integral part of these financial statements.

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net loss	$	(374,447)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		3,287
Decrease in due from related parties		36,743
Decrease in prepaids and other assets		2,150
Decrease in accounts payable and accrued expenses		(11,250)
Decrease in payroll payable		(1,577)
Decrease in due to related parties		(2,744)
Net cash used in operating activities		(347,838)
FINANCING ACTIVITIES:		
Capital contributions from member		301,000
Net cash provided by financing activities		301,000
NET DECREASE IN CASH		(46,838)
CASH AT BEGINNING OF YEAR		74,003
CASH AT END OF YEAR	$	27,165

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Mensura Securities, LLC (the "Company") was formed in the State of Delaware on February 9, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on December 23, 2009. The Company is an independent mergers and acquisitions advisory firm.

From the Company's formation until October 14, 2010, the Company's sole member was Mensura Holdings, LLC ("Mensura Holdings"). On October 15, 2010, the ownership of the Company was distributed to the members of Mensura Holdings, which simultaneously contributed their ownership in the Company to Asidero Holdings, LLC ("Asidero Holdings", "Member") who became the sole member. The Company's manager is Asidero Holdings, which is managed by Principito Holdings, LLC, which is managed by Alexander Graham. Mensura Holdings and Asidero Holdings are similarly owned and under common management control.

Since the Company is a limited liability company ("LLC"), the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company earns revenue through various investment banking activities, primarily as an advisor in mergers and acquisitions, and services related to debt and equity offerings. Fee income is earned upon completion of certain milestones or upon substantial completion of the consulting service or upon successful completion of the engagement. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable. Reimbursed expense income is earned when the related expense is incurred and management determines the expense is billable.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2014, there was no allowance for doubtful accounts.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for years before 2011.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $13,011, which was $8,011 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 108.78%.

4. COMMITMENTS AND CONTINGENCIES

The Company had an obligation for its office under an operating lease effective October 15, 2010 for a period of three years ending October 15, 2013. The operating lease is continuing on a month to month basis until either a notice of termination or a renewal is completed.

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the Company received $11,011 of reimbursed expense income from Mensura Capital, LLC ("Mensura Capital"), a wholly-owned subsidiary of Mensura Holdings, and $45 of reimbursed expense income from a representative of the Company. The Company also paid $40,200 in rent to Mensura Holdings for office space. These items are included on the accompanying Statement of Operations.

As of December 31, 2014, the Company had receivables totaling $1,000 due from Mensura Capital and $680 due from a representative of the Company. These amounts are included on the accompanying Statement of Financial Condition.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2015, the date that its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

		SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	39,864
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Due from related parties		(1,680)
Prepaid expenses and other assets		(17,017)
Fixed assets - net		(8,156)
NET CAPITAL	$	13,011
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	14,154
TOTAL AGGREGATE INDEBTEDNESS	$	14,154
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	8,011
Net capital in excess of 120% of minimum net capital requirement	$	7,011
Percentage of aggregate indebtedness to net capital		108.78%

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014)

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2014.

The accompanying notes are an integral part of these financial statements.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mensura Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mensura Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mensura Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Mensura Securities, LLC stated that Mensura Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mensura Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mensura Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
February 24, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

EXEMPTION REPORT

Mensura Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2014, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Peter Van Nort
Name

Authorized Signature

Chief Compliance Officer/FINOP
Title

2/24/15
Date